SD 4/5/04

04015347

FG 4/2

PROCESSED APR 07 2004 THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number.	3235-0123
Expires:	October 31. 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended

FACING PAGE

SEC FILE NUMBER
8- 51372

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMI Capital Market Investment, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

460 Park Avenue
(No and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Elliott (212) 593-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

RECEIVED MAR 2 6 2004 PROCESSING SECTION 187

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas C. Elliott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMI Capital Market Investment LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

Member Managing Member
Title

____
Notary Public

ELIZABETH HERNANDEZ
Notary Public, State of New York
No. 01HE5047225
Qualified in Bronx County
Commission Expires July 31, 20 05

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE H

CMI CAPITAL MARKET INVESTMENT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2003

Members' equity		$220,439
Deduct:		
Non-allowable assets	$77,287	
Haircuts	1,149	
		78,436
Net capital		142,003
Less: Minimum capital required		100,000
Excess net capital		$ 42,003
Aggregate indebtedness		$119,582
Percentage of aggregate indebtedness to net capital		84%

Reconciliation of net capital per original focus report to audited financial statement		
Net capital per original focus report		193,401
Add:		
Recognition of unrealized gain on investment in NASD stock	2,835	
Recognition of commission income on trade date basis	4,277	
Different treatment of petty cash	41	7,153
Less:		
Recognition of bank charge	(25)	
Recognition of disability insurance expense	(15)	
Recognition of clearing expense on trade date basis	(703)	
Additional accruals for:		
Quote and reporting services	(3,822)	
Travel and entertainment	(1,677)	
Audit and related fees	(20,000)	
Legal fees	(25,000)	
California LLC fee	(6,000)	
New York LLC fee	(175)	
Additional haircut on investment in NASD stock at 40% (limited market)	(1,134)	(58,551)
Net capital per audited financial statement		$142,003